[Cadwalader, Wickersham & Taft LLP Letterhead]

March 3, 2016

Via Edgar Transmission
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ashford Hospitality Prime, Inc. Soliciting material pursuant to Rule 14a-12 Filed February 18, 2016 File No. 001-35972
Dear Mr. Orlic:
We are writing on behalf of Ashford Hospitality Prime, Inc. (“Ashford Prime” or the “Company”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 18, 2016 (the “Comment Letter”), concerning the above referenced soliciting material filed with the Commission on February 18, 2016 (the “Filing”).
Each comment of the Staff is set forth below, followed by the corresponding response.  For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.
General
1.	Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:
●	“Sessa has decided to wage a frivolous…letter writing campaign to the Company’s regulators and file a meritless lawsuit in Maryland.”

The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for this statement.  The Company directs the Staff’s attention to claims that Sessa Capital (“Sessa”) has made in public filings indicating that “Sessa has decided to wage a frivolous…letter writing campaign to the Company’s regulators and file a meritless lawsuit in Maryland.”
Sessa recently submitted a letter1 to The New York Stock Exchange (the “NYSE” or the “Exchange”) alleging violations by the Company of certain NYSE rules set forth in the NYSE Listed Company Manual (the “NYSE Manual”) in connection with the Company’s actions to enfranchise holders of units (“OP Units”) of Ashford Hospitality Prime Limited Partnership (the “OP” or the “Partnership”) through the potential issuance of shares of Series C Preferred Stock (the “Enfranchisement”).
For example, Sessa alleged that the Company violated § 312.03(b) of the NYSE Manual (the “Shareholder Approval Rule”), which provides that “[s]hareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to: (1) a director, officer or substantial security holder of the company (each a “Related Party”); (2) a subsidiary, affiliate or other closely-related person of a Related Party; or (3) any company or entity in which a Related Party has a substantial direct or indirect interest; if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance” (emphasis added).
Sessa’s allegation with respect to the Shareholder Approval Rule is without merit.  Shares of Series C Preferred Stock are nominal-economic securities that are not common stock and are not convertible into common stock or any other security of the Company.  As indicated above, § 312.03 only requires shareholder approval prior to the issuance of common stock or securities exercisable or convertible into common stock.  Accordingly, any issuance of Series C Preferred Stock is outside the purview of § 312.03 and does not require the approval of Ashford Prime’s stockholders.
Sessa’s letter also includes other flawed and meritless allegations.  For example, Sessa also alleged that the Enfranchisement violated § 313.00(A) of the NYSE Manual (the “Voting Rights Policy”), which provides that the “[v]oting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.”  The following corporate actions and issuances are expressly prohibited under the Voting Rights Policy:  (i) the adoption of time phased voting plans; (ii) the adoption of capped voting rights plans; (iii) the issuance of super voting stock; and (iv) the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer (collectively, the “Prohibited Actions”).  The

1 Sessa announced the letter in a press release and filed both documents as exhibits to its Schedule 13D/A and DFAN14A on February 17, 2016.

NYSE has stated that “in evaluating a transaction, the Exchange will consider, among other things, the economics of the issuer’s actions” and that “the Exchange’s interpretations will be flexible, recognizing that both the capital markets and the circumstances and needs of listed companies change over time.”2  To this end, NYSE guidance refers to the Commission release approving § 313, in which the Commission noted that “[313] provides [the NYSE] with a voting rights standard which will provide issuers with a certain degree of flexibility in adopting corporate structures, so long as there is a reasonable business justification for doing so, and such transaction is not taken or proposed primarily with the intent to disenfranchise.”3
As an initial matter, we note that the Company did not take any of the Prohibited Actions in connection with the Enfranchisement.  In addition, we also note that the Enfranchisement served as a tax-efficient way to provide OP Unit holders with governance rights commensurate with their economic interests in the Company, which will improve the long-term stability of the Company.  In exchange for providing holders of OP Units the right to acquire shares of Series C Preferred Stock, Ashford Prime (through the general partner (the “General Partner”) of the OP, a wholly-owned subsidiary of the Company) received valid consideration in the form of favorable amendments to the OP Partnership Agreement (the “Partnership Agreement”).  Each of the foregoing clearly qualifies as a “reasonable business justification” for the Company’s actions and clearly was not done to disenfranchise anyone.
We also note that, since the Company’s inception, holders of OP Units have had the right to convert such units into shares of the Company’s common stock.  This right was unaffected by the Enfranchisement, which merely had the effect of enabling the exercise of this right in a tax efficient manner.  The fully diluted voting rights of holders of Common Stock will remain the same following any issuance of shares of Series C Preferred Stock to holders of OP Units.  Accordingly, Sessa’s allegations that the Enfranchisement violated the Voting Rights Policy are also without merit.
As a further example, Sessa’s letter also alleges that the Enfranchisement violated § 303A.08 of the NYSE Manual by citing to commentary in a letter by the NYSE to the SEC with respect to a then proposed amendment to § 312.03(b) of the NYSE Manual regarding shareholder approval requirements for an “Early Stage Company,” of which Ashford Prime is not.  The amendment provides that an example of a transaction that is subject to § 303A.08 is “a sale of stock by an Early Stage Company to [a Related Party] at a discount to the then market price.”  The NYSE letter does suggest that the policy underlying this amendment may have broader applicability, but this is not stated in § 312.03(b), as amended, or § 303A.08.  Even if the amendment were applicable to the Enfranchisement, Sessa’s argument that the Series C Preferred Stock was sold at a below-market price would be without merit.  Sessa admits that a “a precise market value of the [Series C Preferred Stock] would be difficult to establish,” and by addressing only the exercise price of the Series C Preferred Stock in its letter, Sessa ignores the totality of the

2 NYSE Interpretation 95-01.
3 Securities Exchange Act Release No. 25891.

consideration for the Series C Preferred Stock, which, as discussed above, includes amendments to the Partnership Agreement favorable to Ashford Prime.
Sessa has also commenced a deeply flawed litigation in Maryland alleging breaches of fiduciary duties by the Company’s board of directors in connection with the Company’s advisory agreement (the “Advisory Agreement”) with Ashford Inc.  The Company’s directors have at all times acted in the best interest of the Company and its stockholders in accordance with their fiduciary duties under Maryland law.  Indeed, on February 29, 2016, the Company and the individual defendants moved to dismiss Sessa’s litigation because, among other things it was brought in the wrong court and fails to state a claim under applicable Maryland law.  Accordingly, the allegations set forth in Sessa’s Maryland court action are meritless and, together with Sessa’s letter to the NYSE, clearly constitute a frivolous and multi-front campaign designed to harass and distract Company management in furtherance of Sessa’s proxy contest to seize control of the Board.
●	“These tactics are not in the best interest of all shareholders because they serve mainly to distract the Board’s…and management’s attention….”
The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for this statement.
The Company submits the following items to the Staff’s attention with respect to the Company’s statement that Sessa’s “tactics are not in the best interest of all shareholders because they serve mainly to distract the Board’s…and management’s attention….”  The Company has been forced to expend considerable time, energy, and financial resources responding to Sessa’s tactics, including the allegations set forth in Sessa’s Maryland lawsuit and NYSE complaint letter which, as previously discussed, are frivolous and without merit.  Sessa’s attacks necessarily compete with the day-to-day imperatives of executing its business strategy and draw focus from the Company’s conduct of its strategic process.  For example, Company management and legal counsel have engaged with the NYSE regarding Sessa’s complaints in multiple calls and correspondence and have spent considerable time speaking with stockholders to address their concerns regarding Sessa’s allegations and have been forced to devote significant time and resources to responding to the Maryland lawsuit.  The Company’s board of directors has also been forced to hold multiple meetings and calls in response to Sessa’s tactics, all of which require the directors to devote significant time and energy that would otherwise be spent overseeing the Company and management.  As a consequence, the Company has had fewer resources to devote to the daily operations of its business and may be forced to delay the completion of its previously announced strategic review process, all of which would harm the Company and its stockholders.  Sessa’s tactics are, the Company respectfully submits, “not in the best interest of all shareholders because they serve to distract the Board’s…and management’s attention.”
●	“Sessa is disrupting the strategic review process in order to advance its own short-term objectives, regardless of whether they are in the best interest of the Company or its shareholders.”

The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for this statement.
The Company submits the following items to the Staff’s attention with respect to the Company’s statement that “Sessa is disrupting the strategic review process in order to advance its own short-term objectives, regardless of whether they are in the best interest of the Company or its shareholders.”  In the spirit of cooperative and responsive stockholder engagement, the Company has met with representatives of Sessa several times to discuss its plans.  In these meetings, Company representatives have invited Sessa to voice its ideas and concerns.  Despite the Company’s efforts, Sessa’s actions to date suggest that Sessa’s intention all along has been to mount a proxy contest in order to secure control of the Board and engineer a sale of the Company and in fact Sessa confirmed such intention in its January 15, 2016 DFAN14A, stating it “has concluded that a sale process on a level playing field for all potential bidders is the best way to maximize value for all shareholders.”  Unfortunately for the Company’s stockholders, Sessa has not offered any details in support of such conclusion nor indicated the means by which a Sessa-controlled board would be able to ensure a “level playing field for all potential bidders.”  Furthermore, Sessa has consistently declined to offer details of how its plan would benefit stockholders, and notably has failed to address the fact that its lawsuit necessitates that the Company hold numerous board meetings to discuss, among other things, Sessa’s demands and appropriate Company responses thereto, all of which take time away from advancing a strategic review process that is intended to determine the optimal path forward for maximizing stockholder value.
●	“Sessa also makes several fundamentally misleading statements in its proxy filing.”
The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for this statement.  The Company submits the following items to the Staff’s attention with respect to the Company’s statement that Sessa made “several fundamentally misleading statements in its [Preliminary Proxy Statement filed on February 12, 2016]” (the “Preliminary Proxy Statement”).
Sessa’s Preliminary Proxy Statement did not disclose any plans or proposals for the Company and its assets in its Preliminary Proxy Statement, despite its assertions that a sale of Ashford Prime is the best outcome for stockholders.
Sessa has stated that it believes that a sale of the Company is in the best interest of stockholders, but has not provided any information regarding its plans to effect such a sale, including the identities of persons that it has contacted or its proposal for addressing the termination fee payable in connection with a sale of the Company.  For example, in its Schedule 13D and DFAN14A filed on January 15, 2016, Sessa stated that it “has concluded that a sale process on a level playing field for all potential bidders is the best way to maximize value for all shareholders.”  Any information regarding any Sessa plans or proposals with respect to a sale of the Company is certainly material to stockholders, and Sessa’s failure to provide such information in its Preliminary Proxy Statement constitutes a violation of Rule 14a-9, which prohibits the omission of material facts necessary in order to make the statements therein not false or misleading.
Sessa made misleading and unsubstantiated statements about the members of Ashford Prime’s board of directors in its Preliminary Proxy Statement.
Sessa made a number of misleading and unsubstantiated statements that falsely imply that (i) Ashford Prime’s directors have failed to uphold their fiduciary duties under Maryland law, when in fact they have acted in a manner they believe to be in accordance with the requirements under Maryland law; (ii) the current Ashford Prime directors are controlled by Mr. Bennett, when in fact they are not; and (iii) the Ashford Prime directors are acting against, and will continue to act against, the interests of stockholders, when in fact they believe they are acting in the best interests of the Company and all of its stockholders. Examples of such statements follow:
●	“Our nominees are committed to acting in the best interests of all stockholders.” Preliminary Proxy Statement filed February 12, 2016.
●	“We are soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence that AHP’s Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance stockholder value.” Preliminary Proxy Statement filed February 12, 2016.
●	“We believe that the conflicts of interest and decisions by AHP’s directors discussed above show that the current Board is not sufficiently devoted to the best interest of stockholders.” Preliminary Proxy Statement filed February 12, 2016.
●	“The Nominees recognize that as members of the Board they will owe fiduciary duties to ALL of the Company’s stockholders.” Preliminary Proxy Statement filed February 12, 2016.
As noted above, Mr. Bennett does not control the other Ashford Prime directors.  Instead, the directors are subject to fiduciary duties under Maryland law and act in the best interest of all stockholders.  Furthermore, Sessa’s claim that the “need for new, highly-qualified directors…has never been greater,” as well as its implication that the incumbent directors do not recognize their duties to all of the Company’s stockholders, are statements of opinion or belief, which must be specifically characterized as such and must be supported by a reasonable factual basis, which should be self-evident or disclosed in Sessa’s Preliminary Proxy Statement.
The Preliminary Proxy Statement creates the false impression that stockholders have an “all or nothing” choice with respect to Sessa’s proposed nominees.

Sessa has made the following misleading statements in its Preliminary Proxy Statement regarding the ability of stockholders to elect some (but not all) of Sessa’s purported nominees to the Company’s board of directors:
●	“What vote is required to elect the Nominees? The affirmative vote of a plurality of all of the votes cast at the Annual Meeting will be required to elect the Nominees. Abstentions and broker non-votes, if any, will have no effect on the result of this vote.” Preliminary Proxy Statement filed February 12, 2016.
●	“What if I vote my shares on the WHITE proxy card, how many nominees will I be voting for? We believe seven directors are to be elected to the Board at the Annual Meeting. If you vote on the WHITE proxy card, you will be able to vote for our five director nominees at the Annual Meeting, but will not be able to vote for the two remaining director seats up for election at the Annual Meeting.” Preliminary Proxy Statement filed February 12, 2016.
In the Preliminary Proxy Statement, Sessa creates the false impression that stockholders have been presented with an “all or nothing” choice to either vote for or against Sessa’s entire slate of five director nominees.  Although the proxy card included in Sessa’s Preliminary Proxy Statement states that stockholders also have the option to vote in favor of one or more Sessa nominees, such information has been omitted from the statements listed above, and is not otherwise mentioned anywhere else in the Preliminary Proxy Statement.
Sessa’s Preliminary Proxy Statement included false and misleading statements regarding the consideration payable in exchange for shares of the Company’s Series C Preferred Stock.  These false and misleading statements by Sessa include the following:
●	“After Sessa notified the Company that Sessa intended to nominate candidates for election to the Board, the Board took defensive steps, announcing it would issue 4.375 million shares of preferred stock for $.01 per share (the “Penny Preferred”), or $43,750 in the aggregate.” Preliminary Proxy Statement filed February 12, 2016.
●	“On February 2, 2016, AHP announced that its Board had approved the issuance of 4.375 million shares of preferred stock for a $.01 per share to holders of units in AHP’s operating partnership…On February 2, Sessa Capital issued a press release stating that Sessa Capital believed the share issuance infringed on the rights of the Company’s common stockholders by diluting their voting power through the sale of voting shares to insiders for $.01 per share.” Preliminary Proxy Statement filed February 12, 2016.
The claims that the Company sold voting stock to holders of OP Units in exchange for consideration of $0.01 per share are false and misleading statements calculated to deceive the stockholders of the Company.  In exchange for providing holders of OP Units the right to acquire shares of Series C Preferred Stock, the Company (through the General Partner, a wholly-owned subsidiary of the Company) received valid consideration in the form of favorable Partnership Agreement amendments.  For example, such amendments: (i) broadened the indemnification rights of the General Partner to expressly include indemnification of indemnitees involved in any suit, action, inquiry, investigation or proceeding in which the indemnitees may be subpoenaed or otherwise requested to provide documents, information or testimony; (ii) made mandatory the obligation of the Partnership to advance fees, costs, expenses and disbursements, which must be advanced within five business days after receipt of a written request from the General Partner for such advancement; (iii) granted the General Partner the power and authority to prosecute, defend, arbitrate or compromise any and all claims or liabilities in favor of or against the Partnership, on such terms and in such manner as the General Partner may determine in its sole discretion; (iv) increased the minimum number of OP Units for which a limited partner may exercise its right (the “Redemption Right”) to require the Partnership to redeem all or a portion of the OP Units held by such limited partner; (v) extended the earliest date by which the Company must deliver shares of Company common stock in connection with a limited partners’ exercise of a Redemption Right following receipt by the General Partner of a notice of redemption; (vi) increased the amount of time that the Company shall have to obtain Company stockholder approval if necessary for the delivery of Company common stock pursuant to the Redemption Right and lengthened certain deadlines related thereto; (vii) shortened the amount of time by which Partnership loans to a limited partner must be repaid after demand for repayment is made by the General Partner; (viii) shortened the amount of time after which a limited partner shall be deemed to have provided any consent or approval required by the Partnership Agreement if such limited partner fails to respond or object to a request from the General Partner for such limited partner’s consent; and (ix) increased the ownership interest threshold for limited partners to call a special meeting of the Partnership.
Furthermore, the statements falsely imply that the directors breached their fiduciary duties by authorizing the new preferred shares and diluting the voting power of stockholders.  In fact, OP Unit holders already had the right to redeem shares of the Company’s common stock in exchange for their OP Units.  The amended Partnership Agreement provides that shares of the Series C Preferred Stock shall be automatically redeemed if a limited partner exercises such Redemption Right, forfeits its OP Units or otherwise disposes of, or transfers any units without the approval of the General Partner.  As such, the new preferred stock does not dilute the voting power of existing stockholders beyond that which would occur in connection with the exercise of Redemption Rights by OP limited partners.
Sessa repeatedly made statements about the independent directors’ strategic process in its Preliminary Proxy Statement.  Among other things, these statements (1) falsely imply that the Company has failed to make required disclosures regarding the progress of the strategic review and (2) create the false impression that the Company’s independent directors have taken an excessive amount of time to complete such process.  Examples of such statements follow:
●	“We believe the Board’s slow pace of action on strategic initiatives is due to conflicts of interest, which we discuss below.” Preliminary Proxy Statement filed February 12, 2016.
●	“However, as of February 25, 2016, the Company has remained virtually silent on the status of its strategic review process.” Preliminary Proxy Statement filed February 12, 2016.
Despite Sessa’s implications to the contrary, the pace of the strategic review process (which began in August 2015) is entirely consistent with comparable reviews undertaken by other companies.  As such, Sessa’s statement that the process has been subject to a “slow pace of action” is misleading.  Furthermore, such statement is a statement of opinion or belief, which must be specifically characterized as such and must be supported by a reasonable factual basis, which should have been self-evident or disclosed in the Preliminary Proxy Statement.
Furthermore, Ashford Prime is not required to provide any update on the progress of the strategic review process, and the Company has not voluntarily committed to providing any such updates prior to completion of the review.  In fact, in the initial press release announcing the strategic review, Ashford Prime stated that “[t]he Company does not intend to make any further public comment regarding the review until it has been completed.”  Accordingly, Sessa has no reasonable basis for its implication that the Company should have provided stockholders with periodic updates and that its silence on the matter is improper in any way.

2.	We note the statement that the calculation of the termination fee has remained unchanged since the time of Ashford Prime’s spinoff from Ashford Hospitality Trust. Please clarify your disclosure on this point. We note a Form 8-K filed on May 14, 2014 stating that the termination fee was amended at that time to provide that under certain circumstances it would be calculated based on the net earnings of the advisor, plus a gross-up amount for assumed tax liability, based on an assumed tax rate of 40%.
The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for this statement.
The amendments referenced in the May 14, 2014 8-K (the “May 2014 8-K”) included revisions to the fee payable in the event that the Company elected not to renew the Advisory Agreement, in accordance with Section 12 of such agreement.  By contrast, the statement referenced in the Staff’s comment related to the fee payable in connection with the termination of the Advisory Agreement upon a change of control of the Company (the “Company CoC Termination Fee”).  We respectfully note to the Staff that the Company CoC Termination Fee, as set forth in Section 16(d) of the Advisory

Agreement, was not changed in any way as a result of the amendments referenced in the May 2014 8-K.
*        *         *
In connection with this response to the Staff’s comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	David A. Brooks Chief Operating Officer, General Counsel and Secretary Ashford Hospitality Prime, Inc.